UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, October 7, 2016

The Superintendencia Financiera de Colombia has required Avianca Holdings S.A. to file the following communication sent by the legal representative of Synergy Aerospace Corp. in response to the request made by the Superintendencia Financiera de Colombia.

“Bogotá D.C., October 7th, 2016

TO:   SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Att. Dr. Juan Francisco López

Director de Supervisión a Emisores

Superintendencia Financiera de Colombia

Ciudad

REF: Requerimiento de Información Radicado No. 2016112539-000-000

Sin numero de radicacion anterior

Ref. 443 Actuaciones de control sobre emisores

33— Requerimiento

Sin Anexos

Dear Sirs,

The undersigned, Germán Efromovich, acting in my capacity of Director of Synergy Aerospace Corp. (“Synergy”), a company incorporated under the laws of the Republic of Panama and the controlling shareholder of Avianca Holdings S.A. (“AVH”), do hereby provide response to the information request detailed in the reference section of this communication, received by email on October 6th, 2016, as follows:

1.	In consideration to “the most recent publications and news published through different media” and, in particular, the information published by the Financial Times, we hereby inform that the events detailed thereby are not correct and moreover, are irresponsible.

2.	As of today, there is no relevant information required to be shared to the market and particularly, there is no situation that might affect the equity structure of AVH or that may result in a change of control of AVH.

In case some additional information regarding the matter is required, we are at your entire disposition.

Without any further particular, we hereby have provided response to the information request.

Cordially,

GERMÁN EFROMOVICH”

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

Investor Relations Office

+571 587 77 00 ext. 1320/1321

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs